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IZOLA

Croissants | Wild Sourdough

710 13th St
San Diego, CA 92101
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IZOLA previously received $1,099,400 of investment through Mainvest.
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THE PITCH
IZOLA is seeking investment to accelerate our growth and amplify our justice driven mission. Love IZOLA?.......Become an owner via our Equity
Offering.
Generating RevenueExpanding Location
THE INVESTMENT OPPORTUNITY - QUICK START GUIDE

Jenny and Jeffrey are deeply grateful to the IZOLA Community. We are fortunate to be a beloved hyper-local brand, now developing a path toward
becoming a regional and national company that is changing the way America experiences Croissants and Sourdough - through super high-quality
products, served hot from the oven, with amazing customer service.

Where are we now?
And where are we headed?
How will investments be used?

PRESENT: We have one bakeshop in San Diego where guests drive from LA, fly from Vegas and come from all over San Diego County to get a
croissant. We've grown from making 12 croissants a day to 1000, by hand. We still sell out daily and try our best to provide an amazing experience
even when we don't have anything left to feed guests. And now we're ready to take the next step.

FUTURE: We're building a state-of-the-art dough innovation center and bakeshop called IZOLA Main. It's the beating heart that will feed a dozen
IZOLA Bread Cafes throughout Southern California, plus retail and direct-to-consumer channels. It will be powered by technology enhancements
like -

FOOD TECHNOLOGY: We are automating our croissant and sourdough production with cutting-edge equipment from the USA, Japan, Germany +
the Netherlands. Our tests show the ability to raise our production by 10-20x and improve our quality.

OPERATIONS TECHNOLOGY: Develop scalable, enterprise-grade technology. My beloved Jenny, co-founder, and powerhouse COO, built the
IZOLA Operating System (izOS). It tracks every croissant and sourdough loaf on its multi-day journey from production all the way through the bake
so it arrives hot from the oven to your plate every time. Now it's time to rebuild our existing software workflow on a more robust and scalable
platform.

ORDERING TECHNOLOGY: We want to make it fun and seamless to order hot croissants. One-click for bread and it will point you to the nearest
IZOLA where your hot from the oven order will be waiting for you when you arrive.

WHY? We want to improve our guest experience, enhance wages and the workplace for our team and lessen our environmental impact while
increasing our profit margins and the quality of our Croissants and Sourdough.

GUIDING PRINCIPLES: We are Justice Driven. For us, that means taking action on Environmental, Racial, Sexual Orientation, Economic, and Gender
Justice. It's in IZOLA's DNA...so much so that we added it to our Operating Agreement.

JENNY AND JEFFREY'S HINTS FOR NAVIGATING IZOLA'S EQUITY PORTAL

Visit the "Data Room" link above. It's a great place to:

Check out "The Numbers!"

Review risks for investors

Read important information about the offering. In particular, I recommend you read the following very, very carefully:

Offering Memorandum

Investor Agreement

Learn how IZOLA is structured: Click the "Operating Agreement" button.

WHAT DOES YOUR INVESTMENT BUY?

Shares of IZOLA. You will own a piece of the company, the same class of stock as Jenny and me.

In a nutshell, if our shares increase in value, so will yours. If we fail, we'll both likely lose all our investment.

If you invest, you'll join the LLC as a member, though you will have no decision-making authority.

If you have questions, please post them in the discussion section or call/email me directly at 619-227-2701 or jb@izolabakery.com.

If you decide to invest, enter the amount above and press the Invest button.

Thank you for considering joining IZOLA on our journey.

PRESS
IZOLA named #1 bakery in the US

A little bakery in a historic East Village loft was named best in the U.S. by Yelp.

New York Times Croissant Day Coverage Calls Out IZOLA as "One of America's Best"

Top 5 croissants in the US are in Cali. IZOLA's in the mix.

Izola Bakery Is On a Mission to Build A Cathedral of Bread

Read the story of how a pair of baking hobbyists turned a pandemic side hustle into a croissant empire in San Diego, starting with only 12 croissants a day.

East Village IZOLA bakery's warm bread is coming right down, by basket...out the window

OUR MISSION

IZOLA is changing the way AMERICA thinks about and experiences sourdough bread and croissants. Ambitious? Absolutely! Doable? Maybe, just maybe with your help.

Quality: Everything we make is served hot from the oven from the best-tasting ingredients, made with time-honored, multi-day techniques.
Hospitality: We delight our customers – San Diego's Only Google 4.9 Star Bakery (with 660+ reviews) – check out our reviews, https://rb.gy/f2lp1g
Justice: We practice environmental, racial, gender, economic, and sexual orientation justice.
Impact: Similar to Starbucks with coffee, we envision changing the conversation about what is good bread and croissants nationwide.
HOT FROM THE OVEN CROISSANTS AND SOURDOUGH....SERVED WITH ELEVATED HOSPITALITY
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THE PROBLEM

Bakeries are not keeping up with customer desires.

Baked hours (or days) before eating: Would you prepare dinner for a loved one at 9am and let it sit on the counter until 6pm, as it got cold and stale?

Mediocre ingredients: Most bakeries use generic ingredients lacking in flavor and nutrients, with chemical additives to speed production and lower cost.

Poor customer service: Treated like a transaction? I've felt it, I bet you have too. Not worth it, even if the food is great.

OUR SOLUTION

We're reinventing the American bakery.

Superior product: The very best tasting ingredients - Organic milk and flour. Free-range eggs. Butter from Normandy. We are automating our 4-day traditional croissant recipe to improve quality and profit margins.

Elevated hospitality: At IZOLA Bakery all people are seen, heard & valued. Community blossoms, guests linger to eat, talk, and listen to music.

Hot from the oven: All of our croissants and sourdough bread are served hot from the oven. All day.......Life changing. And our processes that support them are built from the ground up to be scalable.

THE RESULTS

2022 was amazing for IZOLA. Thank you team! Thank you guests! And we achieved it all in a converted 3rd-floor photo studio, with no signs, during COVID, open 4 days per week, through word-of-mouth advertising.....A Speakeasy for Sourdough.

Achieved Revenue of $1,209,711

IZOLA revenue grew 245% over 2021, growing organically by word of mouth. Even while constrained by the amount of croissants and sourdough we can make (we sell out almost every day).

We were named #1 bakery in the USA https://tinyurl.com/53t5dw42

IZOLA shares tips equally among ALL the staff

We're working toward our Diversity, Equity, and Inclusion Targets. In 2022, our leadership was 37% women, 50% BIPOC, and 25% LGBTQIA+.

In 2023 IZOLA was certified as a Living Wage Employer.

THE FUTURE

IZOLA NEW CITY HEIGHTS DOUGH FACTORY AND HOT FROM THE OVEN BAKESHOP.

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A high-production, cutting-edge dough factory with elevated hospitality and unique "show baking" guest experiences.

Jeffrey and Jenny purchased a 4790 square foot building and 18,000 sq ft of land in central San Diego with ground floor exposure and parking.

Working with Heleo Architecture and the City of San Diego to re-energize this corner in City Heights. Restore the existing 50-year-old structure and add an additional building to create a dough factory and inviting community space.

Fly through the building in 3D: https://tinyurl.com/ycknxec8 (best on a laptop/desktop)

100% powered by renewable energy.

Supports future expansion: 10-20x increased production capacity will supply up to 12 IZOLA Bread Cafes in Southern California, and Hot-From-The-Oven customer experiences via Grocery Stores, Direct to Consumers and Restaurants.

Unique experience: Guests sit at tables and diner-style counters woven into baking areas. Imagine watching (and smelling) loaves coming out of the oven and croissants being produced on state-of-the-art equipment from around the world.

Improved efficiency: Lower labor costs, and higher profit margins. Improved guest experiences and IZOLA creates 20+ living wage jobs in the City Heights neighborhood.

THE TEAM

Jeffrey Brown

Founder

PROFILE

A proven business builder who is passionate about creating fully immersive experiences - from reimagining the bakery industry and serving hot from the oven sourdough and croissants resulting in San Diego's only 5-star bakery to telling Pulitzer-recognized stories through film and photography.

EXPERIENCE

FOUNDER

IZOLA Bakery / San Diego, CA / March 2020 - Present

Reimagined what a bakery could be - handcrafted sourdough and croissants made from the best tasting ingredients, served hot from the oven all day long, in a welcoming community space.

Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.

Achieved over 400 five-star reviews on Google through direct customer reach-out campaigns.

Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them.

Helms a startup that has reached profitability in less than 2 years.

FOUNDER, DIRECTOR AND EXECUTIVE PRODUCER
Tallgrass Pictures / San Diego, CA / October 1997 - March 2020

A hybrid production company that created both films and still photographs. Clients included Adidas, Citibank, Nike, Dolby Creative Services, New York Magazine, and USA Today.

A full-time staff of 10.

Generated annual 7 figure revenues.

Managed the entire production, including creative, talent casting, location, crew, permits, insurance, and payroll.

Post-production capabilities included ten editing bays, DaVinci Resolve color correction, broadcast calibrated theatre with 100" screen, Dolby 5.1 mixing, broadcast mastering, and nationwide distribution.

Recipient of multiple ADDY awards.

PHOTOJOURNALIST
Copley Newspapers + Jacksonville Journal-Courier / May 1992 - September 1997

Covered natural disasters, world sporting events, and global health issues. Work has graced the front page of USA Today, National Geographic, Life Magazine. Jeffrey was a Pulitzer Prize finalist for work documenting the experience of an immigrant crossing the border from Central Mexico to Chicago.

Jennifer Chen
Co-Founder
PROFILE

Seasoned retail executive with 20 years of experience building multimillion-dollar brands. Consistently delivers double-digit YoY comps through a focus on assortment optimization.

Co-Founder / IZOLA / San Diego, CA

March 2020 - Present

Helped launch a business at the start of COVID that is currently posting a 384% YoY increase and on track to generate $1M in annual revenue.

Key accomplishments:

Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand.

Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

Associate Director of Merchandising / Brilliant Earth / San Francisco, CA (Remote)

May 2008 - Present (Consultant from 2008-2020)

Lead the merchandising, visual merchandising, and product development strategy of a company that went public in 2021, growing it from $6.5M to $380M; reported to the Senior Vice President of Retail.

Key accomplishments:

Joined the company when it was a team of 7 and now employs over 500.

Built merchandising department from the ground floor to a team of 14.

Delivered 51% sales growth during the pandemic, generating record profitability.

Doubled brick-and-mortar retail locations in the span of a year.

Led the merchandising integration of a new cloud-based data visualization software.

Established an open-to-buy process, improving in-stock rates, and limited inventory liability.

Senior Merchandise Manager / Provide-Commerce (Red Envelope) / San Diego, CA

Mar 2009 – Mar 2012

Oversaw over half of the total business

Key accomplishments:

Realigned under-performing categories, cut SKU count in half while posting positive YOY sales comps.

Developed a test program for incorporating customer insights into the product development process through focus group research and customer surveys.

Led customization/personalization integration with our two fulfillment centers to ensure holiday readiness.

Buyer / Wal-Mart, Inc / Brisbane, CA

Aug 2005 – Apr 2008

Managed the online jewelry assortment of the nation's largest jewelry retailer.

Key accomplishments:

Drove double-digit comps each year on a $20M business.

Led annual overseas sourcing and product development trips. Oversaw cost negotiations, product development, and sourcing with domestic and overseas vendors

SKU count optimization reduced inventory by 50% while still delivering YoY growth in both sales and GM%.

Implemented new product photography requirements resulting in a drop in return rates.

Developed a high margin closeout channel which generated an additional $250k+ in annual revenue.

Identified and negotiated vendor marketing funds, contributing an additional $100k+ in gross profit annually.

Created warehouse tracking procedures to ensure on-time slotting of inventory; worked closely with QC to deliver the lowest inventory defect rate among all jewelry divisions of Wal-Mart, Inc.

IZOLA: ORIGIN STORY

Jenny and I love pastries and bread warm from the oven...for me, the smells and tastes connect me to my most treasured food and family memories.

In Feb 2020 we were wandering through France in search of the simple, warm, pastries of French legend (and great skiing) when COVID began. As we returned to an anxious San Diego, we could not find hot from the oven bread or pastries anywhere. That is when we decided to bring joy to our community (and ourselves). So with this simple idea, a Kansas farmer's can-do spirit, and a boatload of naivete, we taught ourselves to bake and turned a century-old photo studio into what would become a top bakery in the USA. I remember IZOLA's first day, June 10, 2020, we lowered 12 croissants in a basket out the 3rd-floor window to socially distanced customers waiting below. After their first bite, we saw their faces smiling up at us and realized we'd found our purpose. From that day until now we have been lifted by the grace of so many people. Starting with our heroic team pictured above.

Updates
JANUARY 1ST, 2023
2022: Challenges, Wins and Excitement for the future.

Jan 1, 2023

Hi IZOLA Investing Team, Thank you so much for your faith in us and accelerating our growth with your investment.
2022 was an amazing year for IZOLA, our net sales for the year grew 284% to $1,127,598, 5.4% above our projections.

The planning for our new dough production facility and restaurant is well underway. We continue to professionalize our team with the addition of a new Assistant General Manager, and we are investing resources to develop our team's skills and esprit de corps. We've begun to design our new IT system, which will improve customer experience, power our new distribution channels and allow more flexibility and efficiency for our operations team.
Vamos 2023!
Cheers,
Jeffrey + Jenny

JANUARY 1ST, 2023
Gratitude.........

TIME TO REFLECT

As this year comes to a close, it's more important than ever to take a moment to reflect on the past and ponder the future. In the speed of our day-to-day lives, it's so easy to miss the little things, and to see the true progress we're making when some days it feels like a half step forward, 3 steps back. I'll be honest with you, today is one of those days where I'm scared and frustrated that I cannot see the full path that lies before me, and so I do what I can and focus on the few steps in front of me.

At this time last year we had just started opening on the weekends. We had also just graduated from our home oven where we were baking 5 loaves of sourdough an hour, to our new Salva deck ovens where we were able to increase our production to 36 loaves every hour. Our small home kitchen no longer looked like a home kitchen anymore (but it was still small!)...

IZOLA 2022 BY THE NUMBERS

Our very first bake of this year we baked out 470 pieces of viennoiserie. For our last bake of this year, 1077 pieces will move through our 150 square foot kitchen.

Over 40,000 boxes were hand-stamped by the front-of-house team and care cards affixed. (The team will be happy to hear that we're working on bringing in a container load of pre-printed boxes at the start of the year!)

We served over 17,000 loaves of sourdough hot-from-the-oven. Each one hand shaped by our 2 person sourdough team.

We more than tripled our output of croissants this year out of the same 100 square foot Dojo space. We filled bellies with over 74,000 croissants this year.

Over 21,000 Tahitian Vanilla Knots were hand cut (it takes 5 cuts per vanilla knot) and braided by our Dojo team. Over 1,200 Tahitian vanilla beans were sliced open and their vanilla caviar scraped out just to create the vanilla-scented dough that forms the base of the Tahitian Vanilla Knot. Even more are prepared for our vanilla icing that enrobes each piece.

Over 5,000 oranges were zested to perfume our Morning Buns.

And most importantly, the team - the IZOLA team, not including Jenny and myself, invested over 33,000 hours to bring the IZOLA love to our community. "Thank you" does not come close to expressing the gratitude we have for our team...but thank you to our leads and manager, Lea, Jesus, Andy, Spencer, Jose, Mark and Jeff. And thank you to the rest of the team: Aaron, Alejandra, Alyssa, Amaris, Ashley, Manny, Erick, Hayley, Jasmine, Joshua, Kasey, Ky, Larry, Lidia, Luis, Maya, Mitchell, Paris, Ryan, Sadie, Sophia, Stefanie and Tobias.

Since we're on the "thank you's," Jenny and I would like to express our gratitude to our friends and family. We have chosen this path and with that comes sacrifices. Thanks to the friends who keep reaching out to get us to go out for a hike or grab some dinner. Thanks to our families for understanding when we're too tired to hang out or when you catch me dozing off at dinner. We love you and feel so lucky each and every day.

IZOLA:FUTURE

As I look forward to next year, I hope it's filled with more time with our friends and family. But it will also be filled with some other exciting new adventures -

We got creative this year and figured out how to triple production out of our already tiny space. We won't be able to pull off that magic trick again next year though...and that's why I've been focusing my energies on IZOLA Main - our new Dough Innovation Center in City Heights.

I'm looking forward to being back in the City Heights community, just blocks from where Jenny and I used to live, where we will be bringing over 20 purpose-filled careers and incorporating state-of-the-art equipment from the U.S., Germany, Holland and Japan.

With this build, I have a 10-year horizon in mind, which will allow us to increase our production by a factor of 20. It is powered by 100% renewable energy and a bulk ingredient handling system for our organic flour + milk allows us to receive those ingredients with ZERO packaging, saving more 50,000 pounds of paper and plastic from being manufactured each year.

We'll be investing in building our own software system to support our pre-order process which will allow us to take pre-orders weeks in advance and notify you when items are back in stock.

More production capacity and a customer-centric online ordering system will allow us to bring IZOLA to more communities through small square footage IZOLA Bread Cafes, as well as distribution through grocery and mail (yes, East Coasters, we hear ya!).

To help us reach goals of this scale we knew we'd need capital - to provide this kind of investment into the community is expensive, and to provide the same or better quality of food and service is intensive. Typically this level of funding is achieved through venture capital or accredited investors. But it was important to us to make this community-driven and I found a platform that allows us to raise capital directly from our community, giving everyone the chance to become an owner in IZOLA.

Our equity offering is open and you now have the chance to become an owner of IZOLA. We are focusing on creating long-term value: investing far in the future, in state-of-the-art equipment from all over the world, of growing and training our team, in developing our own software to supercharge operations and improve our customer experience. Join over 200 of the IZOLA fam who have already invested and become owners of IZOLA.

Do you want to help build something amazing? Join us!

LEARN MORE

DECEMBER 19TH, 2022
IZOLA GOES ON A FIELD TRIP!

The beautiful, tall Cranberry Pecan Sourdough loaf that you see here was made by a machine! Really. It's the tallest Cran we've been able to produce to date.

Some of you have heard me talk about our efforts to scale production and I've also heard some concerns about us doing that. But my promise to the IZOLA family, and this feeling is buried deep inside my soul - we will not make any changes now or in the future that will lower the quality of our bread and croissants. In fact, I think we can continue to push our quality even higher by using automation.

In order for us to achieve our goal of Bread for All - we must find ways to increase our production capabilities while also achieving cost savings that we can then pass onto YOU. And that is why this week, I and some of our team took a trip up to Irvine to run a full test on some bread equipment we're considering for IZOLA: Main.

This was a full team effort - we loaded up the truck with all the materials needed for a 220-loaf test run. Jesus, our sourdough lead, and Jeff, our AGM, spent the day up in Irvine with me as we tested the equipment.

The equipment on the market is not purpose-built for artisanal sourdough and croissants. So the puzzle I'm working with manufacturers on solving, and I believe it's possible, is how to create new equipment that obtains the same level or better quality of the product that we produce by hand today, with the same ultra high-quality organic ingredients. And from this initial test, the results are incredibly promising.

 When Jenny and I launched IZOLA at the start of the COVID pandemic, neither of us had ever worked in the food industry and certainly weren't professionally trained. So we spent our days and nights testing and refining - changing one element at a time, whether it was an ingredient, a temperature, a thickness...And this is how we'll achieve IZOLA-level results with the equipment - through hundreds and hundreds of tests.

If you've considered investing in IZOLA, this is a key component of why we're raising funds.....the IZOLA Dough Innovation Center in City Heights includes state-of-the-art equipment from the USA, Germany, Holland, and Japan that increases our production by a factor of 20x while also improving our sourdough and croissant quality. It creates 20+ living wage careers in City Heights. It is powered by 100% renewable energy and a bulk ingredient handling system for our organic flour + milk allows us to receive those ingredients with ZERO packaging, saving more than 8,600 pounds of paper and 7,900 pounds of plastic from being manufactured each year. And this type of investment in the community's future is capital-intensive.

JOIN US...

Our equity offering is open and you now have the chance to become an owner of IZOLA. We are focusing on creating long-term value: investing far in the future, in state-of-the-art equipment from all over the world, growing and training our team, in developing our own software to supercharge operations and improve our customer experience. Join 190 of the IZOLA fam who have already invested and become owners of IZOLA.

 Do you want to help build something amazing? Join us!

Jeffrey, Jennifer & The IZOLA Team
December 2022

NOVEMBER 27TH, 2022
IZOLA Sales Surge Past $1,000,000

Hi Investors, friends, family and guests,
Last Thursday (11/17) we exceeded $1,000,000 in annual revenue. Super excited and thank you so much to everyone who has supported us along the way. A huge shout out to our team...pls see more below.

And it's just the beginning. When our new production facility is operational in Q4 2023 we'll increase production by a factor of 20x and improve quality. This allows us to feed new distribution channels: IZOLA Bread Cafe's, IZOLA Bake at Home, IZOLA Live Bake Truck.

Let's talk about prices... It's all over the news, it's happening in every one of our lives...prices continue to increase. The good news is that here in San Diego, the minimum wage goes up $1 in the New Year. Woot!

With all of these cost increases, we have increased our prices.

At IZOLA everything you eat is handmade, made from the best-tasting ingredients we've been able to find. We tested over 15 different kinds of butter, and over 20 different flours, and tweaked our temperatures and handling techniques hundreds of times to land on our traditional croissant. Our Olive Sourdough is made with whole Castelvetrano and Kalamata olives, whole pecans, and freshly zested lemons (not the frozen stuff) - so you get big olive flavor, crunch and a floral punch in every bite. Our Almond Croissant is made with almond meal (toasted and ground in house), pastry cream made with organic milk and eggs, and you get that in every...single...bite.

Yes, we could make our sourdough and croissants smaller. We could choose to switch over our milk to something less tasty. But each and every decision we've made in crafting our sourdough and croissants has been made with intention - from the ratio of crust to crumb, the amount of brandy syrup in our Almond Croissants, taking the time to let our croissant dough rest overnight rather than use dough conditioners, and perfecting the ratio of the fluffy honeycomb goodness inside our croissants to the outer crispy shell.

We thank you for eating and enjoying the fruits of our teams' labor! They put their heart and soul into their work each and every day.

P.S. - Did you know our entire team shares in the tip pool? When you include a small tip on your order, you're saying thanks to....

The dishwasher who will hand wash over 1500 dishes per shift. An intentional choice to minimize our environmental impact.

The Dojo and Sourdough teams who spend their entire shift on their feet lifting hundreds of pounds of dough from our mixers.

The bake team who come in at 3a to start proofing and spend the next 8 hours hustling to keep our hot ovens fed as fast as possible so that we can feed as many mouths as possible.

Our pantry manager who keeps more than 140 ingredients in stock and the team organized.

And of course our front of house team - some who clock over 5 miles a shift going up and down the stairs delivering orders, and others who pack up to 1000 pieces of IZOLA goodness a day

All our best,

Jeffrey + Jenny
IZOLA Co-Founders.

OCTOBER 4TH, 2022
Wow, we've learned a lot......

Hi Everyone!
Thank you so much for your interest and support of IZOLA. We were named the best bakery in the US in June, and it has been amazing, and also bittersweet. Every one of our systems was overwhelmed when demand increased 400% overnight and lines stretched out the door as far as the street.
But the IZOLA team "leaned in" and worked to improve every single process. Adding a 2nd shift to the Dojo (croissant dough production), adding a 2nd Cash Register, improving the order fulfillment in EXPO station, and Sourdough making more bread...better. And our customers, wow, I am humbled by their patience and unwavering support.

In addition to our duties leading the team, Jenny and I have been working on IZOLA:FUTURE.

We are designing the new Dough Factory and Restaurant in City Heights. It will bring 20+ living wage jobs to the neighborhood, provide inspiring community gathering space, and have the capability to produce up to 12,000 croissants per day and improve our quality and consistency.

And Jenny leads the effort to build IZOLA Operating System 2.0. (iOS 😉) It's an enterprise-grade version of our current technology that tracks each croissant during its 4-day process, tells our bakers what to bake at each moment to provide our customers with hot from the oven pastries and sourdough, and keeps tabs on the "live count" so we know what we have in stock at each moment.

Growth? Wow, I'm humbled again. 308% Check out these sales numbers directly from our Square Terminal. The blue is this year, the grey is last year.

Thank you IZOLA Team. Thank you IZOLA customers. And the biggest thank you to my partner Jenny. There is no one else I'd rather be on this journey with.

Keep an eye on our Mainvest page, Equity Offering 2.0 will be going live soon.

All my best,

Jeffrey

JULY 1ST, 2022
Jeffrey, Head Baker!

Hi Revenue Sharing Note Investors.

An amazing Q2 for IZOLA. Our square POS is reporting 306% YoY Growth. And Yelp has named IZOLA the #1 Bakery in the US. It's bittersweet honor because it affects customer experience in the short term, but it's pushing us to increase production and provide amazing service in ways we never could have imagined. We're working hard on the design of our new location in City Heights.

Thank you for your support of IZOLA!

Jeffrey + Jennifer

JUNE 11TH, 2022
YELP names IZOLA 2022 Best Bakery in US!

IZOLA is 2 years old today. What an amazing birthday present, we learned that Yelp named us the #1 Bakery in the US Wow! This is something neither Jenny nor I could have ever imagined....

Thank you, IZOLA Family, for going on this journey with us.

JUNE 8TH, 2022
Coming to an End

Our Revenue Sharing Note investment campaign will be ending tomorrow (Wed 6/8), and as it wraps up, I'd like to thank you all so much for the amazing support, your investments will strengthen IZOLA and amplify our mission of justice.

Our Equity campaign will be launching soon on Mainvest, for more information please visit. https://www.izolabakery.com/invest-in-izola

All our best,

Jeffrey + Jennifer

JUNE 1ST, 2022
Great News! May Financial Results

Wow! Let's do the numbers

IZOLA net sales grew 15% to $79,650 in May.

MoM increase of 15%!!!

YoY (to date) increase 310%

Great job IZOLA team!! We're so proud of the work we are doing together.

A few recent customer voices:

MAY 30TH, 2022
IZOLA named "Best Bakery In San Diego"

A huge thanks to the IZOLA community! It has been an honor to collaborate with team members, customers, vendors to bring IZOLA to life. Cheers!
Jeffrey + Jenny

MAY 5TH, 2022
April Performance Update

HI Everyone!

We had a great month in April! 69k in net sales, 405% growth YoY, 11% growth MoM. Continuing our double digit MoM growth: This compounding growth is hard, kudos to the team for making it happen and finding ways to continue to delight the IZOLA family.

A few customer reviews from this week:

Susanne V. La Mesa, CA (Yelp 5 stars) Warm, fresh out of the oven baked goods that are made with incredible quality ingredients! I have enjoyed and been impressed with everything I have eaten from there. Customer service is top notch and there is a sense of pride in all who work there.

Meetal Shah (Google 5 stars) Wonderful morning buns. We ordered a whole batch as our team was flying out the next day back home to the east coast. It was heaps better than anything you find at the airport. Super delicious, well laminated pastry. Just extraordinary. Thanks for making flying bearable. 😄

Jessica Yaffa (Google 5 stars) Literally can't stop talking with people about Izola. I've been to France many times and I'm not kidding when I tell you that the Izola pastries blow anything I've had in Paris out of the water! I've been twice now in two weeks and dream about these goodies on the days in between visits. Insane!!

Thank you for your support everyone!

Cheers,

Jeffrey + the IZOLA Team

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Real Estate Acquisition & Improvement $13,000
Croissant & Sourdough Equipment Upgrade $22,000
Development of Distribution Channels $24,000
Hiring, Training, and Team Salaries $11,000
Software Development $13,000
Cash reserves $11,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,400,000	$5,831,000	$9,300,200	$14,498,390	$25,003,606
Cost of Goods Sold	$1,632,000	$3,014,627	$4,715,201	$6,901,234	$11,402,644
Gross Profit	$768,000	$2,816,373	$4,584,999	$7,597,156	$13,600,962

EXPENSES

Non-Controllable	$254,640	$588,575	$929,882	$1,429,742	$2,182,814
Controllable	$439,920	$1,185,442	$1,844,230	$2,831,536	$4,883,204
Operating Profit	$73,440	$1,042,356	$1,810,887	$3,335,878	$6,534,944

This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
Appendix A - Risk Factors.pdf
Appendix B - Audited Financials.pdf
Appendix C - Operating Agreement.pdf
Appendix D - Articles of Organization.pdf
Appendix E - Affiliate Lease.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $3,900,600
Amount Invested $0
Investors 0
Investment Round Ends March 1st, 2024
Summary of Terms
Legal Business Name Tallgrass Pictures LLC
Minimum Investment Amount $1,000

Description of Securities

Key Terms:

Structure of Security - LLC Membership Units
LLC Membership Units Outstanding - 12,717,500
LLC Membership Units Available in Offering - 1,950,300
Price Per Unit - $2.00
Minimum investment amount - $1,000
Total Offering Amount - $3,900,600
Minimum Offering Amount - $100,000

Tallgrass Pictures, LLC (the "Company") is offering to Investors an opportunity to purchase Membership Units ("Units") in the Company. The minimum investment amount per Investor is $1,000.00.

None of the Units will be sold unless offers to purchase at least the target offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are limited liability company membership interests in the Company (referred to as "Units" in the Offering), fully paid-up and entitled to all rights and privileges of participation, information, voting and dividends, and other privileges, without limitation, as other Units of the Company outstanding as of the date of the Offering as described in the Company's Operating Agreement accompanying the Form C as Appendix C and Subscription Agreement filed with the Securities and Exchange Commission.

The purchase price of each Unit is $2.00, and the Company with a minimum purchase amount of 500 Units for a minimum investment amount of $1,000

Investors will become members of the LLC, there is currently one class of shares, so investors will enjoy the benefits and risks of ownership. Most small businesses fail so the most likely outcome is that an investors' entire investment will be lost. However, if IZOLA succeeds, the possible outcomes include, but are not limited to: Investors will receive a pro rata share of profits distributed (note this is a very young, rapidly growing company and we don't expect to distribute any profit for 10 years), if the company is sold in part or in full, the investors shares may be sold along with any or all other shares and may see a gain or a loss on their initial investment and if IZOLA goes public investors shares could become liquid and may see a gain or a loss on their initial investment.

Financial Condition
Historical milestones

IZOLA has been operating since June 2020 and has since achieved the following milestones:

Opened 1st IZOLA location in San Diego, CA June 2020.

2020: Achieved revenue of $135,774.

2021: Achieved Revenue $351,183

2022: Achieved Revenue of $1,209,711

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
EXHIBIT 1
CERTAIN RISK FACTORS

In addition to the risk disclosures set forth in the Subscription Agreement and in the offering materials, as supplemented from time to time ("Offering Materials"), available to the undersigned on the Tallgrass Pictures LLC ("Company") offering profile at https://www.mainvest.com, each purchaser of Units in the Company (referred to herein as "Investor" or "you," or collectively as "Investors") is urged to carefully consider the risk factors discussed below and to consult its own advisors with respect to the offering of Units by Company (the "Offering") prior to making an investment.

The rights and obligations of the Members of the Company are set forth in the Operating Agreement of Tallgrass Pictures LLC ("Operating Agreement"). A copy of the Operating Agreement is included as Appendix C of the Offering Materials. Investors are encouraged to review the Operating Agreement and the other Offering Materials before making an investment. Any capitalized terms not defined herein shall have the meanings set forth in the Operating Agreement.

In addition to their own investigation and examination of the Company, the Manager, the Offering Materials, the market and other risks, Investors in the Company should consider, among other things, the following (with the understanding that the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company).

The Company's current business of owning and operating IZOLA artisanal bakeries and the marketing, licensing and sale of products and services using the IZOLA's trade name will be referred to below as "IZOLA."

THE UNITS ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE YOUR MONEY

The Company's current business, the development and operation of IZOLA artisanal bakeries, is in the early stages of its development on which to base an evaluation of its business and prospects. Investors in the Company should understand that the market for IZOLA's products and services has not been tested beyond IZOLA's initial retail location and many variables, both anticipated and unanticipated, may affect the success of IZOLA.   No assurance can be given as to the ultimate success of IZOLA, as to its ability to generate revenues or as to how soon, if ever, the purchasers of Units may receive a return on their investment.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

IZOLA currently has a limited sales history. Without robust sales, IZOLA will rely almost entirely on the proceeds from the Offering to fund growth of its operations. The Company anticipates that it will seek to raise additional capital from time to time. A financing may involve incurring debt or selling equity securities to raise money to pay for operating expenses, to implement IZOLA's business strategy or to otherwise maximize the opportunities available to IZOLA. The Company cannot assure Investors that additional financing will be available to IZOLA on commercially reasonable terms, or at all. If the Company raises capital through the sale of equity securities, the percentage ownership of the Members could be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of the holders of the Company's outstanding Units at the time of such investment. If the Company is unable to obtain additional financing, its ability to fund its operations and execute its business plan could be materially adversely affected and Investors could lose all or a significant portion of their investment. The Company's inability to adequately fund its business development would also harm its ability to earn revenues.

LIMITED SERVICES

IZOLA operates with a very limited scope, offering only particular goods and services to customers, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which the Company operates is highly competitive and could become increasingly competitive with new entrants in the market. IZOLA competes with many other businesses, both large and small, on the basis of products offered, quality, price, location, and customer experience. Changes in customer preference away from IZOLA's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company, including decisions relating to IZOLA. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

The Company's success will be dependent, in part, upon the services of its senior management, currently Jeffrey Lamont Brown ("Brown") and Jennifer Chen ("Chen"). The Company does not currently have written employment agreements with its senior management. The loss of the services of one or more members of senior management could have a significant adverse effect on the Company's business, operating results and financial condition.

FINANCIAL FORECASTS RISKS

The financial forecasts provided to Investors by the Company are forecasts by the Company based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, IZOLA is a newly established business and therefore has limited operating history from which forecasts could be projected.

IZOLA's limited operating history makes financial forecasting highly speculative. Because of the speculative nature of such forecasting, future operating results will undoubtedly differ materially from any forward-looking or "pro forma" forecasts and financial projections which may have been provided to Investors by the Company. Investors are therefore cautioned against relying on any such forward-looking statements or financial projections as a prediction of future results.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Units. Given these factors, you should be prepared to hold your investment for its full term.

IZOLA anticipates that for the foreseeable future it will retain and reinvest any profits from operations back into the business to fund growth and expansion. Therefore, even if the Company is profitable, it is not likely to make any cash distributions to Investors for some time.

Each Investor will be required to represent that (i) the Units are being acquired for investment and not with a view to distribution or resale, (ii) such Investor understands the Units are not freely transferable and (iii) such Investor must bear the economic risk of the investment for an indefinite period of time because the Units: (a) have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws; and (b) cannot be sold unless they are subsequently registered or an exemption from such registration is available and such subscriber complies with the other applicable provisions of the Operating Agreement. There will be no market for the Units and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Units may have adverse federal income tax consequences (the potential purchasers are strongly advised to seek counsel from his or her tax and financial advisor with respect to an investment in the Company). A Member of the Company will be permitted to assign or sell its interest in the Company only in very limited circumstances, as more fully set forth in the Operating Agreement.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

THE PRICE OF THE UNITS WAS DETERMINED ARBITRARILY

The purchase price of the Units have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the Company for the Offering.

In 2022, Brown gifted 20% of his Units (2,400,000 Units) to Chen based on a value of $.01 per Unit.

The initial round of the Offering closed on July 2, 2022. The price for the Units during the initial round was $1.00 per Unit. The Offering was extended to August 30, 2023 and the price for the Units was increased to $2.00 per Unit, which is twice the sale price of the Units in the initial round of this Offering.

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

The net proceeds to the Company from the sale of the Units are anticipated to be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the Company offering profile at https://www.mainvest.com. The Investor understands the use of funds described in the Offering Materials are anticipated uses only and that the Manager retains broad discretion to reallocate the proceeds of the Offering as the Manager deems necessary or appropriate to suit the needs of the Company as circumstances evolve. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently anticipates that it will retain future earnings, if any, for use in the operation and expansion of the Company's business (and the payment of certain debt) and, therefore, the Company does not anticipate declaring any distributions to Members in the foreseeable future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Offering of the Units will not be registered with the Securities and Exchange Commission under the Securities Act or the securities agency of any state, and the Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws ("Regulation Crowdfunding Exemption"). Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. If the Company should fail to comply with the requirements of the Regulation Crowdfunding Exemption, Investors may have the right, if they so desired, to rescind their purchase of the Units. It is possible that one or more Investors seeking rescission would succeed. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investments in the Company by the remaining Members.

INCOMPLETE OFFERING INFORMATION

Title III of the JOBS Act does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to Investors for at least 12 months following the Offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the Company's business.

CERTAIN FINANCING RISKS REGARDING EXPANSION TO SECOND LOCATION

IZOLA plans to open a second location at 3320 & 3326 Fairmount Avenue, San Diego, CA 92105 (the "New Location Property"). 3320 Fairmount LLC ("Property Owner"), which is co-owned by Brown and Chen, has acquired the New Location Property. Property Owner and the Company have entered into a lease agreement pursuant to which the Company shall lease the New Location Property for approximately 25 years ("New Location Lease"). Property Owner entered into certain loans allowing Property Owner to borrow up to an aggregate principal amount of $2,005,000 to finance the acquisition of the New Location Property and the construction of certain improvements to the New Location Property ("New Location Financing").   The Company, Brown, and Chen are each joint and several guarantors of the New Location Financing. If the Company does not generate sufficient revenues to pay the rent under the New Location Lease and the Company is unable to raise additional financing (whether debt or equity) to make the rental payments, then such failure to pay rent may result in a default under the New Location Lease resulting in the loss of the Company's leasehold interest in the New Location Property, as well as liability to the Property Owner for damages under the terms of the New Location Lease. In addition, failure to pay the rent under the New Location Lease may result in the Property Owner not having the resources to pay the loan payments under the New Location Financing which may result in, among other things, a default under the New Location Financing, the foreclosure by the lender of the New Location Property, the termination of the New Location Lease and the Company's leasehold interest in the New Location Property, and a collection proceeding for the unpaid balance of the New Location Financing plus damages against the Company under its joint and several guaranty of the New Location Financing. Any of the foregoing may result in the possible loss by Investors of all or a significant portion of their investment.

AFFECTS OF NON-COMPLIANCE WITH CURRENT DEH PERMIT

Currently, IZOLA is licensed to sell food to consumers from its current location at 710 13th Street (Ste 300) San Diego, CA, under a Class B Cottage Food Permit issued by the Department of Environmental Health and Quality Food and Housing Division (the "DEH"). The Class B Cottage Food Permit requires that a permittee have no more than one full-time equivalent employee (other than owners and their immediate family and household members) and no more than $50,000 in annual revenue. IZOLA currently exceeds those limitations (IZOLA currently has 16 full-time employees and generates approximately $150,000 in monthly revenue). IZOLA understands that to receive a new permit to accommodate its current business operations, it will have to renovate its kitchen at the current location, which will include, among other things, new flooring, new wall covering, additional plumbing, and a dedicated dishwashing area. IZOLA has submitted renovation plans to the DEH and is awaiting approval. Once approved, IZOLA intends to get bids and suspend operations at the bakery during construction and until the new permit is issued. Since many aspects of the construction and permitting process are outside of IZOLA's control, IZOLA cannot guarantee that the new permit will be issued within a specific amount of time. The new permit does not have revenue or employee headcount limitations.

The DEH could demand immediate compliance with the Class B Cottage Food Permit until the new permit is issued. If that comes to pass, IZOLA may have to reduce the scope of its operations until it is in compliance with the Class B Cottage Food Permit or suspend operations until the renovations are complete and the new permit is issued, which may adversely impact its revenue projections. It is also possible that the renovations and/or securing the new permit may take longer than anticipated, which will also adversely affect its revenue projections. Further, the DEH has the authority to fine IZOLA up to 3x the cost of the new permit or $2,790 total. Management believes that any short-term suspension or reduction in its operations due to the expected time to renovate and receive the new permit, or any monetary penalty related to its non-compliance with the Class B Cottage Food Permit, will not have a material long-term impact on IZOLA's operations. However, this may not be the case if IZOLA is forced to close the bakery or materially reduce its operations for an extended period of time.

CONFLICTS OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

The Operating Agreement permits the Company to enter into contracts, agreements, and other business dealings with Members and Affiliates (as defined in the Operation Agreement) ("Affiliate Transactions") which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager ("Affiliate Transaction Requirements").

The Company has entered into certain material Affiliate Transactions which are set forth in Exhibit 2 of Subscription Agreement. These Affiliate Transactions constitute a conflict of interest between Brown, Chen, and Property Owner (which is owned by Brown and Chen), on the one hand, and the Company, on the other hand. While the Company believes that the provisions and conditions of the Affiliate Transactions meet the Affiliate Transaction Requirements considering all of the relevant circumstances, including those relating to the acquisition and financing of the New Location Property, the development of the New Location Property, the leasing market, and the requirements of the Company to successfully pursue its business plan, the terms of the Affiliate Transactions may not be deemed to meet the Affiliate Transaction Requirements if challenged by one or more Members of the Company.

Brown has personally guaranteed an SBA loan made to the Company; the Company, Brown and Chen have jointly and severally personally guaranteed the New Location Financing; and Brown and Chen may elect to guaranty future loans to the Company (as appliable). As Manager, Brown will have the discretion as to how to allocate the resources of the Company, including whether to pay down debt personally guaranteed by Brown and/or Chen. Brown may cause the Company to pay down this debt instead of using the funds for other business purposes, including business purposes that an Investor may believe is a better use of such funds, such as distributions to Members or investment in sales, marketing or new equipment.

Since the Company and Property Owner are jointly and severally liable under the New Location Financing, Brown's decisions on behalf of the Company may be compromised by his and Chen's financial interest in Property Owner (Brown and Chen currently each have a 50% ownership interest in Property Owner).

The agreements governing the Affiliate Transactions may not address or may leave some discretion to the Company and the Property Owner as to how to address certain issues that may arise from time to time with respect to, among other things, the financing and development of the New Location Property and the operation of IZOLA at the New Location Property. Where such discretion exists, Brown and Chen, as the managing members of Property Owner, may generally make decisions that benefit the New Location Property to the detriment or expense of the Company with respect to the Affiliate Transactions.

Generally, an Investor's interests and the interests of the Company's management should coincide: However, an Investor's interests might be in conflict not only in the areas described above, but in other important areas, including these: An Investor might want the Company to act conservatively to maximize the chances or size of distributions to the Investors, while the Company might prefer to spend aggressively to grow the IZOLA business. An Investor may desire to keep the compensation of managers lower than what the managers believe is fair compensation for their services.

An Investor should thoroughly consider the actual and potential conflicts of interest that exist, and the risks relating thereto, before making an investment in the Company.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager has the power, without the vote of the Members, to create classes of membership interests or units having rights, powers, and duties superior to the Units to be purchased by Investors, including, without limitation, the right to be paid before holders of such Units, the right to receive larger distributions than the holders of such Units, or the right to have a greater voice in management than holders of such Units. Such superior rights may, among other things, have a materially adverse effect on the value of the Units purchased an Investor.

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. The Company will not be required to implement these and other investor protections.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE UNITS

The Company is a "manager-managed limited liability company" as defined in the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time. Manager will have the right to make all day-to-day decisions and most major decisions with respect to the management and operation of the business and affairs of the Company. The Members will have only very limited rights of approval of Company matters as set forth in the Operating Agreement. When Member approval is required under the Operating Agreement a majority of the outstanding Units can generally approve such decisions. As of the date hereof, Brown is the Manager and is also the holder a majority of the Units. As a result, Brown has very broad authority to act on behalf of the Company and minority Members in the Company will have very limited rights to limit or curtail Brown's actions. In addition, while Brown is the Manager of the Company, he may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment by a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of IZOLA's bread cafes and the marketing, licensing and sale of products and services using the IZOLA's trade name, or any successor trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

MEMBERS INCLUDING THE MANAGER MAY ENGAGE IN OUTSIDE BUSINESS ACTIVITIES

The Manager will not be required to devote any fixed amount of time to the affairs of the Company. The Members, including the Manager, are permitted to continue to engage in other business activities and are not obligated to present to the Company or Investors any particular investment or opportunity, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company. As a result, the Manager or Members could divert opportunities away from the Company and reduce the potential returns resulting from the investment.

THE UNITS ARE UNCERTIFICATED

Except as otherwise determined by the Manager, in Manager's discretion, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company.

DISPUTES RELATING TO THE UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator, and administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT CHANGES THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under the Operating Agreement, the Manager and Manager's affiliates are not liable to the Company or to the Members for any act or omission except for acts of misconduct or gross negligence, and under certain circumstances, the Manager and Manager's affiliates will be entitled to indemnification from the Company for certain losses, including, without limitation, on personal guarantees of Company debt. Such indemnification obligations may be material. The indemnification obligations of the Company would be payable from the assets of the Company, including the capital contributions of the Members.

RIGHTS TO REQUIRE MEMBERS TO PARTICIPATE IN A SALE TRANSACTION

Subject to certain limitations as set forth in the Operating Agreement, if Members holding a majority of the outstanding Units elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party, the Operating Agreement obligates the other Members to consent to the proposed transaction and to take all other actions reasonably necessary or desirable to cause the consummation of such proposed transaction. Therefore, you may be required to sell your Units without consent if the owners of a majority of the Company's Units desire to sell their

Units

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Units, the Company has a right of first refusal to purchase such Units as set forth in more detail in the Operating Agreement.

The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which terminates the continued membership of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's good faith discretion (which means that the Manager may not be required to obtain an independent appraisal or valuation of the Units). The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

SIDE AGREEMENT BETWEEN BROWN AND CHEN

Brown and Chen have entered into an agreement ("Side Agreement") giving each other the option and right to purchase the other's Units ("Purchase Right") in the event of the termination of the other's membership with the Company, including the withdrawal, expulsion, bankruptcy, dissolution, or death of such person ("Dissociation Event"). The purchase price for such Units is their fair market value based on an appraisal process (if Brown or Chen, or their legal representatives, as applicable, cannot agree on a purchase price). The Operating Agreement generally gives the Manager the right to cause the Company (or an assignee), in Manager's discretion, to acquire a Member's Units with respect to a Dissociation Event at fair market value as determined in the Manager's good faith discretion. If either Brown or Chen suffered a Dissociation Event and the other exercised the Purchase Right with respect to such event, the Side Agreement would result in either Brown or Chen acquiring ownership of the other's Units, and not the Company, and possibly using a different process to determine the fair market value of the Units. If Chen acquires Brown's Units under the Side Agreement, then Chen may acquire enough Units to give her a majority of the outstanding Units, and, in such event, Chen will have sufficient votes to appoint herself the Manager of the Company, giving her substantial control over the Company's operations.

In addition to their business relationship operating IZOLA, Brown and Chen have a personal relationship. If their personal relationship ends (a "Separation"), then Brown has the right and option to purchase Chen's Units at fair market value, as agreed by Brown and Chen or, if they cannot agree, determined by an appraisal process. The Operating Agreement generally restricts transfers of Units except in certain circumstances, including transfers of Units approved by the Manager in its sole and absolute discretion. If Brown is the Manager at the time of Separation, then Brown will have the authority to approve the transfer of Units from Chen to Brown under the Side Agreement.

MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members only after the satisfaction of claims of creditors and the establishment of reserves. Accordingly, the ability of the Members to recover all or any portion of their investment under such circumstances will depend on the amount of the funds so realized and the claims to be satisfied therefrom.

OTHER BUSINESS RISKS

The current business of the Company is the operation of an artisan bakery, limited to hot-from-the-oven small-batch croissants and wild sourdough. A business primarily focused on this concept is a relatively untried concept in the United States. The success of the Company's business will in large part be dependent upon the acceptance by the public of this concept. Failure of the concept to find acceptance among local customers would likely result in the failure of the Company. In addition, the Company operates in an industry with significant competition. The Company's business plan does not rely on intellectual property rights owned by the Company, other than with respect to the IZOLA trade name As a result, there is little intellectual property protection of the Company's business plan, and competitors may develop competitive products that gain market acceptance. Competition could result in lost sales, pricing pressures, reduced margins or the failure of the Company to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

At the time of this Subscription Agreement, the region and world are experiencing an ongoing pandemic caused by the COVID-19 virus. On the advice of public health officials, government authorities and regulators have in the past taken various actions to mitigate the spread of COVID-19, including requiring businesses to implement safety measures (social distancing, mask wearing), encouraging remote working, and ordering the shutdown of "non-essential" businesses. While many restrictions have been lifted, they will continue to impact business operations for the foreseeable future and new requirements could be imposed at any time. It is impossible to predict what long-term impacts the COVID-19 pandemic or similar public health emergencies may have on the Company or this investment.

CERTAIN TAX MATTERS

The Manager has elected that the Company be classified as a C corporation for Federal income tax purposes. As a C corporation, Company profits will be subject to double taxation (meaning that income earned by the Company is taxed at the entity level and, thereafter, remaining profits distributed to the holders of Units as dividends will be subject to income tax on the personal level). At any time, if deemed advisable by the Manager, the Manager shall have the right to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation, in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. If, at some point, the Manager elects that the Company be classified as a partnership, each Member will be subject to income tax each year on his, her or its allocable share of the income or gains (if any) of Company, even if no cash distributions are made by the Company to the Member or cash distributions made by the Company to the Member are not sufficient to pay taxes.

The foregoing list of Risk Factors is not a complete explanation of the risks involved in an investment in the Company. Investors should consult their own legal, tax and investment advisors before deciding whether to invest in the Company.

EXHIBIT 2
AFFILIATE TRANSACTIONS DISCLOSURE

IZOLA plans to open a second location at 3320 & 3326 Fairmount Avenue, San Diego, CA 92105 (the "New Location Property"). 3320 Fairmount LLC ("Property Owner"), which is co-owned by Brown and Chen, has acquired the New Location Property. Property Owner and the Company have entered into a Commercial Lease dated as of August 1, 2022, amended by that certain Addendum to Commercial Lease and that certain First Amendment to Commercial Lease, pursuant to which the Company has the right to lease the New Location Property for 25 years (collectively, the "Affiliate Lease"). A copy of the Affiliate Lease is included in the Offering Materials. The Affiliate Lease is available to Investors upon request. The Affiliate Lease may be amended from time to time in accordance with the provisions of the Operating Agreement related to Affiliate Transactions.

Property Owner entered into certain loans allowing Property Owner to borrow up to an aggregate principal amount of $2,005,000 to finance the acquisition of the New Location Property, the construction of certain improvements to the New Location Property and other specified costs ("New Location Financing").   The Company, Brown, and Chen are each joint and several guarantors of the New Location Financing. The Affiliate Lease is subordinate to the lien of the New Location Financing. Certain New Location Financing documents will be made available to Investors upon request.

Based on the current budget for the construction of tenant improvements on the New Location Property, the funds necessary for such construction are being funded by the proceeds of the New Location Financing and capital provided by the Property Owner. Any tenant improvement costs over the current budget shall be funded by the Company as further set forth in the Affiliate Lease.   Any funding of the tenant improvements by the Company will benefit the New Location Property and, therefore, indirectly inure to the benefit of Chen and Brown personally, as co-owners of the Property Owner.   Please refer to the use of funds described in the Offering Materials.

The Operating Agreement of the Company allows the Manager to receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. The Operating Agreement also permits the Company to enter into contracts, agreements, and business dealings with Members and Affiliates which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager.

The Company is currently paying to the Manager (co-founder Jeffrey Brown) compensation of $16.30 per hour.   The Company is also paying compensation to Jennifer Chen (co-founder) of $16.30 per hour for her services as an executive of the Company. It is anticipated that such compensation may be adjusted from time to time (and may be changed from per hour compensation to an annual salary with benefits) based on the success of IZOLA, market conditions, compensation paid to others for similar services, and other factors, as determined by Manager in his good faith discretion

The Company has agreed to pay Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) performance bonuses of up to $195,000 in the aggregate. The Manager shall determine the final amount and timing of the bonus payments based on the Company's ability to pay the performance bonuses as determined by Manager, in Manager's sole good faith discretion, provided that the total of the performance bonuses both to Brown and Chen shall not exceed $195,000 in the aggregate.

This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
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Cheryl D. San Diego, CA about 1 month ago

Jeffrey, Jenny and the IZOLA team live their values and that is why we are investing in them!

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Robert P. Laguna Beach, CA about 1 month ago

Amazing bakery!

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Susan V. Santee, CA about 1 month ago

I invested because my family gobbled all the baked goods from izola this Christmas

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Sriram B. San Diego, CA about 1 month ago

I invested because I love the sourdough, croissants and the community atmosphere.

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Alexandra M. San Diego, CA about 1 month ago

I invested because IZOLA is everything I support. They are about equal pay and rights. I'm excited to see IZOLA become a household name.

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Chao T. about 1 month ago

Unfortunately, I won't be able to invest this round because I didn't have enough time to get pre-clearance from my employer. But I'm looking forward to the next round (which hopefully will give me an earlier notification).

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Natalie E. San Diego, CA about 1 month ago

It was placed on my heart to invest in Izola. I've been considering it for a month and cannot stop thinking about it today. I really believe in this bakery/concept! I have a good feeling about Izola's future.

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Daniel T. Sunnyvale, CA about 1 month ago

I supported this to play a small part in the amazing story of Izola, the most incredible bakery I've ever had the pleasure of visiting and enjoying croissants and bread from.

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Douglas C. Bryan, TX about 1 month ago

I've had your bread, and I've had your pastries, and I think you can do great things with the right funding and the right team in place to help your business grow. I'd like to be a part of that.

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Dan C. Cypress, CA about 1 month ago

I invested because I love their crossisants and mission statement! I feel very welcomed everytime I visit as a customer. Izola has a great team in place already!

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Ethan S. Corona del Mar, CA about 1 month ago

I invested because I love Izola's products and I believe in the vision. I'm excited to see where they go and I hope the best to them.

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Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Thank you Ethan! We appreciate your excitement and faith in us as we work towards IZOLA'S future. We have teams visiting from around the world to help us to increase our production and the quality of our croissants and sourdough. All while taking action on our mission. IZOLA was just certified as a living wage employer! Yay! You and the other people who invested have helped make it possible. Thank you! Jeffrey

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Kevin Y. San Diego, CA about 1 month ago

I am excited to be an investor in such a wonderful business run by excellent people. How will the offerings in Tranche 3 differ from those in Tranche 2?

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Denise C. Lemon Grove, CA about 1 month ago

Cheers to ethical entrepreneurial quests.

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Richard S. San Diego, CA about 1 month ago

Proud to support my neighbors and friends.

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Michael D. San Diego, CA about 1 month ago

We invested because we love Izola's products and business plan and are excited to help be a part of the growth and expansion of a local small business that we believe in.

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Audra H. Escondido, CA about 1 month ago

This is the first such investment I have ever made. I invested because I love Izola's products and I believe in their philosophy. I want them to succeed and grow.

Susana F. Imperial, CA about 1 month ago

I invested because we love the bread, the community the wholeness.

Leslie W. San Diego, CA about 1 month ago

I invested because I love pastries and small businesses

Jenny T. about 1 month ago

Hi Jeffrey, Can you explain what the benefits to "members" would be? I realize there may be eventual profit-sharing or increase in price of units, but is that it?

Joanna W. San Diego, CA about 1 month ago

Delicious bread and wonderful atmosphere at the bakery. I want to support this type of businesses in my city!

Leslie-Anne E. New Harmony, IN about 1 month ago

I invested because I believe in the mission of Izola and the impact they're having on each individual who steps foot in their space. They are experience creators who care deeply for their craft - it's something you can feel. As an entrepreneur, I'm thrilled to support Izola & can't wait to make a cross-country visit to see the new space. Cheers!

Emmanuela N. San Diego, CA about 1 month ago

When I first entered Izola and taste the croissants I immediately tasted the passion and the drive of the owners and team. The details of the cafe experience and the community music was also a unique touch. Hope to have more community driven cafes like izola around the neighbourhood. Thank you for all your hard work, the community is rooting for you!

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Emmanuela, Thanks so much for your confidence in us. Yes we strive to combine passion, with teachable process which allows us to hire team members for great personal qualities like kindness, curiousity, integrity, work ethic and self awareness. Happy team = Happy space. Thank you for the support! Jeffrey

Tracy G. Solana Beach, CA about 1 month ago

So excited to support your growing business and philosophy!

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Tracy! We so appreciate you joining us on this journey. It's exciting! It's challenging! It's hard and sometimes a bit scary. But it makes it so much more rewarding to be part of a team of guests, owners and bakers. Onward!

anne d. Chula Vista, CA about 1 month ago

I love the care and perfection they put into their products. Worth every penny

Kenneth and Marilyn M. La Mesa, CA about 2 months ago

We are investing in Izola to support the vision of a better future of living life to the fullest with the « Joie de Vivre « !

Kevin L. San Diego, CA about 2 months ago

I supported this to help a wonderful bakery share their breads with more people.

John S. Chula Vista, CA about 2 months ago

My wife and I think very highly of Jeffrey and his team. They've fully demonstrated that they are a spectacularly successful bakery, and also have a bold vision for their growth. Wishing Izola all the best!

Bradford F. San Diego, CA about 2 months ago

IZOLA FEELS GOOD!!

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Bradford! You've been cheering us on since the beginning Bradford, IZOLA OG! We appreciate you and look forward to more warm bread and conversation. Best, Jeffrey

Alek W. Garner, NC about 2 months ago

I was visiting San Diego for work and a colleague of mine said "If nothing else, try Izola" when giving me recommendations for local eateries. Having spent some time in Paris and other historically bake-famous countries, I can without a doubt say these are hands down the best croissants I have ever tasted. But Izola's experience doesn't stop there. When I went in person, the buying process, the environment, and the customer satisfaction had clearly been crafted with just as much dedication and passion. Izola is baking up something big, and I'm glad to be onboard.

Wayhow C. Irvine, CA about 2 months ago

I invested because I like hot bread to serve customers. This business model has chance to be success.

Brandice M. San Diego, CA about 2 months ago

It has been a long-standing dream of mine to open a bakery. Life may have had other plans for me, but IZOLA and its founders embody the same passion and vision I've always dreamt of. I invested because I believe in the future of IZOLA!

Angela K. San Diego, CA about 2 months ago

I invested because I believe in the vision Jeffery and Jenny have set out for their business. Their model intentionally creates careers, keeps the integrity of their product, they are striving to create community 1 croissant and sourdough at a time. I am very excited to see where this goes.

Rupamathi J. Cambridge, MA about 2 months ago

I invested because I genuinely believe in your vision. Being a baking aficionado myself, I couldn't have found a better place to invest.

Joyce T. San Diego, CA about 2 months ago

Good luck!!

Elizabeth M. Worcester, MA about 2 months ago

I've been following you both since your inception when I lived in SD during the pandemic - haven't yet gotten you on the podcast but hopefully soon we'll have you on entrepreneurs IRL podcast to share your story. For now - keep rising! Incredible work and I'm happy to be a small part of what you are doing. -E

Zoraida A. San Diego, CA about 2 months ago

I wish I have more to invest. I am inspired with the team's passion! I LOVE IZOLA's BREADS! The quality is out of this world! One day, IZOLA will be a San Diego destination. And soon enough, you will be everywhere! Sending positive energy and prayers to your success! :)

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Zoraida, Thank you so much for going on this journey with us. We appreciate your stoke for IZOLA Sourdough. It's made with a few great ingredients and a lot of love. It's looking particularly tasty today (Sun). Hope to see ya at the bakeshop. Cheers! Jeffrey

joaquin b. Chula Vista, CA about 2 months ago

I invested because when I went to buy bread for the first time I saw the community and the following it had. I had a feeling that I should invest and so I did. I would not invest without trying the goods and as I took my first bite I knew what I am investing in is in Flour Pure Gold.

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Joaquin! We appreciate your faith in us, especially on the challenging days it stokes our passion for quality, hospitality and service. Cheers, Jeffrey Cheers, Jeffrey

Abram M. about 2 months ago

I'm very interested in this offering because it's the first I've seen on Mainvest that is an equity offering. I believe I understand the offering structure, but I'm interested in what the eventual exit strategy may be. Specifically, I have four questions: 1) Do you at any time in the future plan on paying dividends to shareholders? 2) Do you at any time in the future plan on pursuing an IPO? If so, will the company be restructured into a C-corp or another corporate structure more typically utilized in those purposes? 3) Do you at any time in the future plan on being acquired? 4) If you do not plan on paying dividends, pursuing an IPO, or being acquired, is there some other exist strategy you've considered pursuing? Thank you!

Jeffrey B. San Diego, CA about 2 months ago IZOLA Entrepreneur

Hi Abram, Thank you for your interest and asking these important questions. I'd like to preface this discussion by saying that it is impossible to accurately predict the future. That being said: 1) Yes we like the idea dividends (profit sharing), though given our growth plans and their capital and operational costs we imagine that significant profit and profit sharing will be a quite a ways into the future (we are looking for patient capital). Statistically most small businesses fail, so we may never become profitable. 2) IPO - All our options are on the table, we may remain privately held, we may sell all or part of IZOLA to a great partner, we may IPO, IZOLA may fail and dissolve. And at that time, we will structure the company in the most appropriate manner. 3) Acquired? Possibly, I touched on it a bit in the previous question. To expand on that, we would only sell to a great partner that was fully committed to IZOLA's mission. We want IZOLA to be a 100 year company. 4) Dividends, IPO, Acquisition: All 3 of these are viable strategies in our tool kit as we navigate IZOLA towards our mission of changing the way America experiences croissants and sourdough bread. And doing that in a justice driven way. We believe in paying a living wage, minimizing our impact on the environment, even when it costs more, making opportunity for advancement and equitable compensation available to every team member regardless of where they come from, who they love, what they look like or their gender. One thing I am sure of, we will continue to innovate rapidly, fail often and create a community that is welcoming for our guests and team members. Warmest regards, Jeffrey

Abram M. about 2 months ago

Jeffrey, appreciate this in depth answer!

Kaiya R. San Diego, CA about 2 months ago

I invested because I believe in the power of good baked goods!!

Jeffrey B. San Diego, CA about 2 months ago IZOLA Entrepreneur

Hi Kaiya! We totally agree! Baked goods, fellowship, justice. Yum, they make life so much more satisfying. Thank you so much for your faith in the IZOLA team. Cheers, Jeffrey

I-hon C. San Diego, CA 2 months ago

I love the vision! Love the sour dough, crossiants, everything!!

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Hi I-hon! Thank you so much for believing in us. Our vision, great food, community and justice, is make up of just a few simple ideas, and it takes a lot of resources to build, maintain and expand it. Thank you so much for your belief in the IZOLA community. Cheers! Jeffrey

Brittany C. San Diego, CA 2 months ago

I invested because I believe in the business and the people leading it! Love the investment back to the people and community as well!

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Hi Brittany! We are deeply grateful for your support. We envision a more just and equitable future and your support enables and emboldens that mission. See ya at the bakeshop! Jeffrey

Carl O. Medford, NJ 2 months ago

I invested because this is a unique opportunity to purchase equity interest in a growing business. Izola is generating revenue & has been repaying their RSN, giving me confidence in the Founders

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Thank you for your faith in us Carl! Any small business is very risky, but your investment helps us lower the risk and accelerate IZOLA's future.

Toluwalase (Lasé) A. San Diego, CA 2 months ago

I invested because I believe in your mission and vision. Plus your food is delicious.

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Thanks so much Lasé! We believe and take action on our justice based mission. Environmental, Gender, Sexual Orientation, Racial, Economic, and your investment helps us focus on a secure long term future. Cheers, Jeffrey

Marisa M. San Diego, CA 2 months ago

love your croissant

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Hi Marisa! Thank you for loving our food. I'll share your feedback with the team. They work sooooo hard. We are continually testing, and using the results to improve. Exciting changes on the horizon! Cheers, Jeffrey

David A. Paradise Valley, AZ 2 months ago

Can you update me on my early round

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Hi David, thank you for investing in IZOLA's future. Things are going very well, please visit https://mainvest.com/businesses/izola/dashboard/investors/updates to see all our updates. If you have specific not covered there, feel free to email me at jb@izolabakery.com Thanks!

Robert G. La Mesa, CA 2 months ago

Because I love to bake.

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Hi Robert! Baking is a magical task. It builds community, fills happy tummies and connects us to centuries of tradition. Thank you for baking, and supporting IZOLA's future. Cheers, Jeffrey

Stephanie R. San Diego, CA 2 months ago

I invested because Izola has an amazing group of people, who no matter what is going on, try to be pleasant and give the consumer the best service possible.

Jeffrey B. San Diego, CA 2 months ago IZOLA Entrepreneur

Thank you so much for the generous feedback. Kindness is one of the 5 key traits we look for in building our team. Also curiousity, work ethic, optimism and self awareness. We strive for a community that is healthy inside and out. Cheers, Jeffrey

Bradford F. San Diego, CA 3 months ago

I supported this to

Bradford F. San Diego, CA 3 months ago

I supported this to

Jeffrey B. San Diego, CA 3 months ago IZOLA Entrepreneur

Hi Bradford, thank you so much for accelerating IZOLA's development and your faith in us. Cheers! Jeffrey

Veronica H. San Diego, CA 3 months ago

I'm excited for you and all who get to enjoy the deliciousness bonne chance

Jeffrey B. San Diego, CA 3 months ago IZOLA Entrepreneur

Hi Veronica! Thank you so much for your support of our food, our community and our mission driven business model. Cheers, Jeffrey

JORDAN P. San Diego, CA 3 months ago

IZOLA has the recipe for success and I believe this company will reach amazing heights!

Ester F. San Diego, CA 3 months ago

I supported this to help community based small businesses which in turn employ local residents and give strength to our community. More power to us!

Yeongching L. Ann Arbor, MI 3 months ago

Provide the best food to everyone.

Lucas K. San Diego, CA 4 months ago

Hope you will continue to expand and spread the quality of products you guys have been conducting until now, hope to meet you again soon in San Diego !! Power ! Keep pushing !

Janet C. San Diego, CA 4 months ago

I supported this to I love the way they communicate with their community and customers. Very kind.

Jason H. 4 months ago

Hello. I want to make sure I understand the details of this offering correctly. If fully funded, there will be 14,664,050 units outstanding after this offering. Priced at $2/unit, that values the company at slightly less than $30M. Current revenue expectations for 2022 are roughly $1M.

Suzanna L. San Diego, CA 2 months ago

The profile states that the unit price was determined arbitrarily and is unrelated to valuation

John C. about 1 month ago

I think you're correct here. The July 2022 raise priced at $1 for a total valuation of $12M. Now it's $2 for 14.6M shares, so that's $29.3M

Bernadette M. Rancho Santa Fe, CA 4 months ago

I invested because of the quality of the product they sell. I love it, so are other thousands of people. Expansion will allow Izola to reach to more people at any day of the week.

Patricia H. Del Mar, CA 4 months ago

It's the bread!

Christina L. Encinitas, CA 4 months ago

I have visited Izola twice and I have never felt such a sense of community and diversity and breaking bread 🥖 and eating delicious croissants 🥐 while listening to amazing local musicians. It's an easy sale to want to invest and watch this business expand and grow locally or on an even larger scale.

Julie M. San Diego, CA 4 months ago

I was only able to try your bakery once so far because it is so popular! I am so excited to be a part of your expansion! I am so excited to see how huge you get! Congratulations on this new big adventure!

Julie T. San Diego, CA 4 months ago

I am excited to share this adventure with you.

Erwin M. 4 months ago

I've read over the offering but I didn't see anything in there that talks about a projected ROI. Since there aren't different class shares, will there be a yearly equity payout and/or what year can an investor expect to exit the deal?

Suzanna L. San Diego, CA 4 months ago

The summary of terms sections does not seem to have this information, such as the multiplier.

Nicole N. Phoenix, AZ 4 months ago

And no response makes me wonder why they won't respond and address? I'd like to clarify before I commit investment

Suzanna L. San Diego, CA 2 months ago

If anyone knows the rate of return on this investment, please do share. I've read the documents but it's very possible that I glossed over the pertinent sections!

Daniel T. Bloomfield Hills, MI 2 months ago

I'm guessing there isn't an ROI, since they haven't responded yet or provided any info. A $1,000 minimum investment with no clear info, is too much to rush. I just invested in Eastern Market Brewing Company and they provided info on their listing. I live close to EMBC in Michigan and they run a great business and are trustworthy. If a company is vague, I wouldn't trust investing in them.

Olga B. San Diego, CA 5 months ago

Love their croissants but even more than the croissants, I love the passion for the product and the brand that their shoppers exude. My hope is that IZOLA can maintain this passion for their brand among their shoppers as they grow.

Gokhan O. San Diego, CA 5 months ago

Hi Izola, I invested because we love all the products and growth since you started it up from scratch. We would like to get more updates and shares for future. plans that we can support.

Jeffrey B. San Diego, CA 4 months ago IZOLA Entrepreneur

Hi Gokhan, We appreciate you and your enthusiasm for IZOLA and it's mission driven values. We'll definitely reach out as opportunities arise and also to update everyone on our progress with the new IZOLA Main and other important milestones. See ya at the bakeshop! Cheers, Jeffrey

David S. San Diego, CA 5 months ago

This investment shows our confidence in Izola, from the first bite of a croissant lowered down to a street fair, to subsequent visits, to Jeffrey giving me, my wife, and our daughter an amazing and thorough tour of the kitchen and prep facilities. Go get 'em...!!!

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

Hi David! Thank you so much for your faith in IZOLA, our mission and backing it up with financial support to help us grow. I have to say we do it for the people, we love the community from the very first croissants that we lowered out the third-floor window during Covid to now when we see old friends and new friends walk in that door in and relax just a little bit. We want to make a space that safe, inclusive, and fun. See you at the bake shop! Thank you, Jeffrey & the IZOLA Team.

Dale S. Rancho Santa Fe, CA 5 months ago

My congrats to you for following through on your instincts. It certainly takes strong passion to bring an idea into existance which you have demonstrated. Keep growing the business please and having fun. San Diego is a great town and will respond very favorable. Now it's your turn to contribute to my nomadic adventures. Work hard I need the money too!!

Jeffrey B. San Diego, CA 4 months ago IZOLA Entrepreneur

Hi Dale, thanks so much for your support. Enjoy the nomad life! Jenny, I and the team are giving it everything we've got. Send us a postcard every now and then. We'll live our travel life vicariously through you. Cheers, Jeffrey + Jenny

April S. San Diego, CA 5 months ago

So excited to be a part of this amazing enterprise!

Jeffrey B. San Diego, CA 4 months ago IZOLA Entrepreneur

Hi April, Thank you so much for believing in us. It's been very rewarding to bring joy to our community in croissant size packages. Cheers to the future! Jeffrey

Hung P. San Diego, CA 5 months ago

I invested because the business model makes sense and I am rooting for its success.

Jeffrey B. San Diego, CA 4 months ago IZOLA Entrepreneur

Hi Hung! Thanks so much for your support of IZOLA. We appreciate it. This "magical" formula we've come up with good food, warm hospitality, strong service has evolved organically. And it's really a sum of experiences that Jenny and I crave. Or putting it another way, we're solving a problem for ourselves. Where can we get bread hot from oven, in a nice space with friendly people. We appreciate you! Jenny and Jeffrey

Jeremy A. San Diego, CA 5 months ago

I invested because I believe in the izola future. I'd love to see izola all over San Diego! Cheers to the izola family!

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

Hey Jeremy! Thank you so much for your faith in us. Your investment will help us build out IZOLA Main in City Heights and activate a blighted corner bring 25 living wage jobs to an underserved neighborhood. AND give us the ability to increase our croissant production by 20x. Wow! that's a lot of croissants and we'll be able to open hot-from-the-oven bake shops all over San Diego county and maybe up into OC. Again, thank you so much! Jeffrey

Ryan L. Sanford, NC 5 months ago

I invested because dem croissants are insane

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

hahaha. Perfectly stated! Thanks so much for the support Ryan. We appreciate you. Cheers, Jeffrey

Elly S. San Diego, CA 5 months ago

I invested because I believe in your product and your vision. I am excited to become a part of your journey in realizing both!

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

Hi Elly! Thank you, Thank you, Thank you for the positive message and support. It fuels our passion to do hard things. Your investment helps bring those smiles to San Diego. Cheers, Jeffrey

Jenna E. San Diego, CA 5 months ago

My husband and I live in East Village, came across IZOLA, and fell instantly in love! We adore everything on the menu, and each baked good truly is a work of art. This bakery is incredible and a staple of East Village. We are proud to invest in a local business in our neighborhood doing something extraordinary.

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

Hi Jenna! Thank you so much for welcoming IZOLA into East Village. We love the community and it will always be IZOLA #1. We appreciate your support and faith in us. Cheers, Jeffrey + the IZOLA Team.

Clinton L. 5 months ago

Hi Jeffrey I have invested in the business at the very beginning of the first round of equity investment, but since then I haven't heard of anything. I thought this would be a dividend equity, but it seems like right now you're asking for angel investors as I also read it in one of your comments below saying that there is no exit policy designed so far. Can you let me know what is the benefit of becoming an equity holder ?

Jeffrey B. San Diego, CA 5 months ago IZOLA Entrepreneur

Hi Clinton, thanks so much for your support and the great question. Two benefits: First you accelerate the growth of IZOLA and it's intertwined mission of justice. Environmental, Racial, Economic, Sexual Orientation & Gender. 2nd If IZOLA is successful, you will have a front row seat to benefit financially if and when we choose invest less in our expansion and pay a dividend, or other scenarios. For example if we choose to go public or sell a portion or all of the company. We're looking a building long term customers and value and improving the communities we operate in. Cheers, Jeffrey + the IZOLA team.

David D. 7 months ago

I wish I could find the passion for something, anything, that you two have for IZOLA and its products. You can taste, smell, and feel it in your bakery and the sourdough and croissants themselves. Just hearing you describe the architecture of a croissant; like you were describing a Frank Lloyd Wright home was moving!

Jeffrey B. San Diego, CA 7 months ago IZOLA Entrepreneur

Thank you so much David! We love to see people enjoying themselves and connecting with friends and family. Thank you for your support! Nice to meet you! Jeffrey

Yara F. El Cajon, CA 8 months ago

Hi Jeffrey and Team - I am a certified urban planner and environmental specialist who has helped process many projects through the City of San Diego over the last 20+ years. If you have any questions or need recommendations on consultants for the process you are going through, please let me know. I think you have my email address, but let me me know if you have questions!

Jeffrey B. San Diego, CA 8 months ago IZOLA Entrepreneur

HI Yara, Thank you so much! We appreciate your willingness to help and we'll be sure to reach out as needs arise. We're almost ready to finalize the purchase. Fingers crossed! Cheers! Jeffrey

Yara F. El Cajon, CA 8 months ago

Awesome news!

Denise B. La Mesa, CA 8 months ago

Just signed up with Mainvest, but they don't seem to offer the opportunity to invest in Izola right now. Is that coming through Main vest, or do I need to wait for an SEC – type offering? I am sold on your mission and goals and, as a home baker, am excited to try the bread and croissants! Denise Botticelli

Marcus D. 8 months ago

Like you really want to invest in it I got the fast room it can go in you investing tho

Jeffrey B. San Diego, CA 8 months ago IZOLA Entrepreneur

Hi Denise, Thank you so much for your interest in IZOLA. Our campaign is on a pause while we satisfy SEC requirements to increase our investment amount. Once we take care of that, we will re-open our investment and we'll be sure to post it here in the discussion and via our investors email list. Cheers, Jeffrey

Mark D. San Diego, CA 7 months ago

Will the offering be the same terms as last round? I would like to see original investors rewarded more than newer ones.

Yihan H. San Diego, CA 8 months ago

Hi Jeffery, I visited the shop for the first time today and I love the idea of how you turned a photo studio into a bakery shop. I noticed that you have a background in photojournalism, and I was wondering if you are interested in hosting any community art events. The big white wall and the huge open space in the studio seem like a good setup for a mini photography exhibit, for instance. I was just thinking events like that can keep the community stronger and more engaged, which is aligned with one of your focuses. Looking forward to the second round of equity offering :)

Georgina T. San Diego, CA 8 months ago

Love the croissants and ambiance at Izola! Kudos to your team for maintaining quality. Do you know when the next round of investment opportunities will be available?

Jeffrey B. San Diego, CA 8 months ago IZOLA Entrepreneur

Thank you Georgina! We're working on fulfilling the SEC requirements to expand our Equity Offering. We expect the timeline for this to be about a month. Cheers, Jeffrey.

Maureen M. San Diego, CA 9 months ago

I invested because I believe in this business, the business owners and the products they offer.

Jeffrey B. San Diego, CA 8 months ago IZOLA Entrepreneur

Thank you so much for accelerating IZOLA: FUTURE and your faith in us!

Hong H. San Diego, CA 9 months ago

Izola's chocolate almond croissant is LIFE-CHANGING! I believe in all the amazing baked goods that come from the Izola team. More importantly, I'm investing because I was born and raised in City Heights, and still live there. I believe that there's a lot of potential for Izola's new space to create new opportunities and engage with the community.

Jeffrey B. San Diego, CA 8 months ago IZOLA Entrepreneur

Hi Hong! We're super excited about joining the City Heights community. We'll create 20+ purpose filled, living wage jobs and activate a corner that has been stagnant for decades and creating a vibrant community asset. And of course we're looking forward to sharing our croisssnts and sourdough bread with the neighborhood, all hot from the oven. Thank you for your faith in the IZOLA team. -Jeffrey

Louie N. 9 months ago

Izola team, curious if the staff will be provided a pathway to ownership. Also, what's the anticipated exit for equity investors?

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Louie, I'm so glad you asked. Heck yes! Jenny and I have earmarked a chunk of equity for the team. And the exit will be the same as for the equity investors, it may never become liquid and we do not have an anticipated exit at present. One thing is for sure, we are looking for patient capital. It take at least a decade to build a real business. As an investment professional, you know the odds are against us. Our community is strong, and we are scrappy, resourceful, and passionate. Cheers! Jeffrey

Richard S. San Diego, CA 9 months ago

IZOLA has been my neighbor for two years now and I've eaten an embarrassing amount of Tahitian Vanilla Knots... so this seemed like an obvious move. IZOLA rocks!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hey Rich! Great to see you at the bakeshop yesterday. We've been humbled and amazed of the support of IZOLA by you, and the entire IZOLA community. We've raised over $400,000 is just a few days from customers and employees. From way back in the beginning, some folks told us we couldn't or shouldn't. And now the community has spoken. Warm bread and butter & fellowship for all. I could not be more excited. -Jeffrey

Daniel S. Escondido, CA 9 months ago

Croissants rock! Happy to add to the campaign!

Geraldine E. San Diego, CA 9 months ago

Never had so much umami in a croissant ever. Had to invest!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Geraldine! Yes, that d'Isigny AOP butter from France is amazing. Grassy and elemental, it connects our organic flour from Utah, free range eggs and organic milk in a magical way. And the Maldon Sea Salt, made made by the same family in Essex since 1882, intensifies all the flavors. We appreciate you! -Jeffrey

Mohammed K. Novi, MI 9 months ago

Hi, I got question. According to the SEC, the offering is $12 million, may I ask what is the ROI in 2021 and 2022 so far and how did you reach to the existing valuation? Thank you

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Mohammed! Thanks so much for asking. The valuation is arbitrary. Jenny and I look at the processes, technology and team that we have shepherded, the community support, the past growth. And then we look forward, and guess. No one can predict future performance of a company. And if they tell you they can, they are full of b.s. Growth is expensive and over the past two years we are maintaining triple digit annual growth. Our mission is to change the way American thinks about and experience croissants and sourdough. We expect to reinvest any profits back into IZOLA for the foreseeable future. The ROI, if any, will come if the value of the units (shares) increases and if they ever become liquid. And the odds are frankly against us, 8 of 10 small businesses do not make it. I believe in the power of flour, butter, community and justice. - Jeffrey

Sarah L. San Diego, CA 9 months ago

Croissants for life!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Sarah! Yes, I totally agree. A funny story, up until 2020, i was a bread guy. I loved all kinds of bread.....Croissants? I didn't think much about them at all. As we were launching IZOLA, just making sourdough, Jenny asked me to make a batch of croissants. And I thought to myself, I don't really care for croissants, but I'll make em for my love. And in my first batches, which were mediocre at best, I was smitten. The architectural foundations of the laminated dough and rolled structure, the interplay of temperature and texture, the gossamer texture of the proofed croissant.....and the life changing (for me at least) experience of eating a croissant hot from the oven. And fast forward 2 years, I have found my life's work. To share this experience widely. Thank you for your support. -Jeffrey

Diane L. San Diego, CA 9 months ago

I am investing in IZOLA as I support the dynamic founders Jeff and Jenny, the delicious products, my community and my new croissant addiction! Lex

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Diane, thank you for the vote of confidence in Jenny, I and the whole IZOLA team. Croissant addiction?.....oh yea, we are right there with you! We appreciate you!

Xinning S. San Diego, CA 9 months ago

Amazing croissant and sour dough! Great customer service and store vibe.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Thank you Xinning! Your IZOLA Experience is precious to us. We think of your experience as table with 3 legs: Hospitality or how you feel when you are at IZOLA is one leg. The food quality (is it amazing) is another leg and the technical aspects of the service (e.g. was the order ready on time, properly packed, hot from the oven) another leg. For you to experience IZOLA in it's fullest form (and the table to stand up), all 3 of these legs must be strong. And when we make a mistake (and we make plenty), and you are not delighted. We cheerfully offer the IZOLA Almighty Guarantee...a full refund.

Barbara T. Las Vegas, NV 9 months ago

I invested because I believe in Izola people and mission. And damn those are good croissants and sourdough.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Barbara, you've been supporting us from the very beginning. From great advice, to a shoulder to cry on when it all got to be too much, to rolling up your sleeves and washing dishes.....a lot of dishes. Wow, you are a friend and mentor to the IZOLA family. Thank you so much!

Mark D. San Diego, CA 9 months ago

Ate a croissant, invested immediately

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hahahaha! Thank you Mark for your levity and your support. Nothing like a good belly laugh....and full of croissant! Cheers, Jeffrey

Shrey P. San Diego, CA 9 months ago

Good luck Izola. We believe in you. - Shrey & Rizzy

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Shrey! Rizzy! You guys are amazing. Thank you so much for all your support, from Rizzy's great profile of Jenny to your investment that amplifies our mission. Wow!....just wow!

Anna N. Chula Vista, CA 9 months ago

I am very excited about this. I believe you should invest in products you believe in. The bread in Izola is the best, and the people working there are super friendly. There is a relax atmosphere at Izola that I really enjoy.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Anna, we appreciate your excitement and value your voice in our community conversation. We believe in creating spaces that are vibrant and welcoming for people from all walks of life. IZOLA is justice driven: Environmental, Gender, Orientation, Race, Economic. Thank you for amplifying that work. -Jeffrey

Stevan N. 9 months ago

Hey there I would like to invest and reached out to you on email and am looking forward to doing a larger amount then you have listed let me know when it's a good time to talk I can be in the area anytime. We have spoken before a couple times and you gave me a tour of the kitchen.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Stevan, thank you for your interest in supporting IZOLA. We love giving kitchen tours, i believe it helps people connect more deeply with food they are eating and the people who make it. We're planning our next location and we'll be bringing the ovens right out front, so you can sit at a diner style counter, watch us bake and chat with the bakers as they do their work. Fun, fun, fun!

Nina L. 9 months ago

Just tried you guys out for the first time and it was amazing! Can't wait to visit the space. Just FYI your deck says $100 minimum investment but the site says $1,000.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Nina, I'm so glad you enjoyed your first visit. Welcome to the IZOLA family. I look forward to seeing you around the bakeshop soon. And thanks for the heads up on the deck, updated! Cheers, Jeffrey

Sepehr A. San Diego, CA 9 months ago

Just invested and very excited to see you guys further succeed.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Thank you Sepehr! We're looking forward to our expansion, and deepening our connection with City Heights neighborhood. We'll bring 20+ purpose filled, living wage jobs to the community. And because every process at IZOLA is document and teachable we can hire people from diverse backgrounds with the traits we admire: kindness, integrity, curiosity, and work ethic (and no baking experience), and mentor them to be productive members of the team in just a few days. (No grumpy chefs need apply please.) Cheers! Jeffrey

Maya R. San Diego, CA 9 months ago

Excited to see you grow!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Maya! Jenny and I appreciate your faith in us. Your capital helps to de risk and accelerate our mission to change the way America thinks about croissants and sourdough and supports our justice driven actions. A few stats about IZOLA Leaders: 25% of our leaders identify as LGBTQIA+, 50% Women, 62.5% BIPOC. And we're not done yet! - Jeffrey

Denaz S. Little Rock, AR 9 months ago

What is BIPOC?

Frank D. San Diego, CA 9 months ago

Increased my investment as I visited your downtown facility for the first time today. I like your philosophy and I am impressed with your products.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Thank you Frank! We try to take the simple approach. From using the best tasting ingredients to serving our food hot from the oven.

Ian L. Carson City, NV 9 months ago

Jennifer and Jeffrey, Danielle and I were so pleased to stumble upon Izola as we were spending time in San Diego in our RV. On our first visit last December, we were instantly greeted by the most amazing staff. After striking up a conversation with Jeffrey, he invited us behind the scenes to see first hand the magic behind the croissants and sourdough operations. From that day forward we were hooked, and Izola was easily our most frequent stop over our next 6 months in San Diego. Even though we're not local, as full-time RV'ers, we pride ourselves on finding the best of each community we visit and supporting them where we can. We've been blessed to meet so many great people on our ride, and we truly appreciate all you do to support your local community. We're so excited to see what the future holds for Izola, and we'll be back in your neighborhood soon to say hello and eat all the croissants! Best of luck!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Ian, We appreciate you and Danielle's kind and adventurous spirit. Enjoy your travels, you always have a home at IZOLA. - Jeffrey

Frank D. San Diego, CA 9 months ago

To invest in small business is good for the ecomomy.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

So true Frank, IZOLA has created a mix of 18 full and part jobs. Living wage. Filled with purpose. Justice driven

Polly D. San Diego, CA 9 months ago

Our family invests in IZOLA because we believe in community, and IZOLA is a positive contributor to making San Diego better!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Polly, we love your voices in the IZOLA community. And a big thank you to you, Jaclyn, Dane, Dominic for accelerating IZOLA's future and amplifying our justice driven mission. -Jeffrey

Christina N. El Cajon, CA 9 months ago

My favorite part about this is having the opportunity to invest in such a buttery, delicious product, made with heart and passion!

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

So many great friendships have been kindled over bread, butter and coffee. Thank you!

Lisa B. San Diego, CA 9 months ago

We believe in Izola and your ability to connect people through the power of flour, yeast, butter and love. Thank you for doing what you are doing. It just takes a few committed people to make the change.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Hi Sis, thank you so much for kicking off our Equity Offering yesterday. Inspiring me to stretch for my dreams, lifting me when I stumble, celebrating my success. Thank you!

Robert E. San Diego, CA 9 months ago

I invested because Izola makes the most phenomenal Croissants. Jeff is driven to overcome all barriers to success.

Jeffrey B. San Diego, CA 9 months ago IZOLA Entrepreneur

Thanks Bobby! IZOLA is a team of 18 who show up every day with their whole hearts. I am humbled.

Victoria P. San Diego, CA 9 months ago

So proud to be part of this fantastic team of investors. I've been watching IZOLA grow since the early days of Covid when it became one of my favorite happy places. It has become so much more because of the heart and humanity with which it has been nurtured by Jeffrey, Jenny and their whole butter loving team. Mazel Tov Y'all!

Diane B. San Diego, CA 9 months ago

I love Jeffrey and all that he stands for. He is working to move this world forward, one loaf of bread at a time.

Stella Y. San Diego, CA 10 months ago

I invest because I believe in the community you are going to create. Also, your carbs are good!

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

haha, so true Stella! It's been amazing to watch the community grow. Jenny and I envision ourselves a bit like gardeners. We prepare the soil (hold the space) and the community flourishes naturally. Thank you for joining us!

Natalie C. San Diego, CA 10 months ago

So happy to be a part of this awesome/special place!!

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Thank you so much Natalie! Jenny and I appreciate your faith in us and your excitement for IZOLA's future.

Daniel W. San Diego, CA 10 months ago

In your business plan, you list the equity shares which places your valuation at 12M. How did you calculate that valuation?

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Hi Daniel, great question! We looked at other comparable businesses in the food space, factored in that we are growing at 300%+ annually and profitable, and added in our proprietary technology and trainable, scalable methodology, and looked at near future distribution and growth opportunity. Best, Jeffrey

Ali S. Placentia, CA 10 months ago

Is the interest on the investment paid in perpetuity or just until the original investment has been paid back?

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Hi Ali, thank you for asking! The interest on the investment is paid until the original investment has been paid back. Please keep in mind that investing in small businesses has risk and your entire investment could be lost. Best regards, Jeffrey

Stefania R. Chula Vista, CA 10 months ago

I invested because I love supporting small local businesses, especially since they make amazing food!

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Thank you Stefania! We're inspired and emboldened by your support for small business! Cheers, Jeffrey

Boyce P. Little Rock, AR 10 months ago

I invested because small businesses need a hand up and not a hand out in free enterprise.

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Hi Boyce! Thank you for investing on IZOLA's future. We look forward to creating new job opportunities for San Diegans and making some great croissants and sourdough. Best! Jeffrey

Barbara T. Las Vegas, NV 10 months ago

Delighted to invest and watch Izola grow and the raise the dough!

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Barbara, thank you for all you have done for us. You're an IZOLA hero. I appreciate your investment! It amplifies our mission of justice and helps us expand our distribution and improve our efficiency in our production. Cheers!

Margaret M. Dallas, TX 11 months ago

Excited to see this grow.

Jeffrey B. San Diego, CA 10 months ago IZOLA Entrepreneur

Thank you Margaret! We appreciate your support and faith in IZOLA!

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